Filed by General Electric Company
Pursuant to Rule 425 under the Securities Act of 1933
And deemed filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934
Subject Company: Baker Hughes Incorporated
Commission File No.: 001-09397
Date: October 31, 2016

October 31, 2016
Baker Hughes, a GE Company
Baker Hughes, a GE Company

Additional Information and Where to Find It

In connection with the proposed transaction between GE and Baker Hughes, the new NYSE listed corporation ("Newco") will prepare and file with the SEC a registration statement on Form S-4 that will include a combined proxy statement/prospectus of Newco and Baker Hughes (the "Combined Proxy Statement/Prospectus"). Baker Hughes and Newco will prepare and file the Combined Proxy Statement/Prospectus with the SEC, and Baker Hughes will mail the Combined Proxy Statement/Prospectus to its stockholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Baker Hughes and/or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE COMBINED PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE COMBINED PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY BAKER HUGHES OR Newco WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION, BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Combined Proxy Statement/Prospectus and other documents filed with the SEC by Baker Hughes and/or Newco through the website maintained by the SEC at www.sec.gov. Investors and security holders will also be able to obtain free copies of the documents filed by Newco and/or Baker Hughes with the SEC on Baker Hughes' website at http://www.bakerhughes.com or by contacting Baker Hughes Investor Relations at alondra.oteyza@bakerhughes.com or by calling +1-713-439-8822.

No Offer or Solicitation

This communication is for informational purposes only and not intended to and does not constitute an offer to subscribe for, buy or sell, the solicitation of an offer to subscribe for, buy or sell or an invitation to subscribe for, buy or sell any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transaction or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law.

Participants in the Solicitation

GE, Baker Hughes, Newco, their respective directors, executive officers and other members of its management and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the Combined Proxy Statement/Prospectus and other relevant materials when it is filed with the SEC. Information regarding the directors and executive officers of GE is contained in GE's proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on March 16, 2016, its Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 26, 2016, its Quarterly Report on Form 10-Q for the quarter ended June 30, 2016, which was filed with the SEC on August 1, 2016 and certain of its Current Reports filed on Form 8-K. Information regarding the directors and executive officers of Baker Hughes is contained in Baker Hughes' proxy statement for its 2016 annual meeting of stockholders, filed with the SEC on April 11, 2016, its Annual Report on Form 10-K/A for the year ended December 31, 2015, which was filed with the SEC on February 19, 2016, its Quarterly Report on Form 10-Q for the quarter ended September 30, 2016 which was filed with the SEC on October 25, 2016 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above

BAKER HUGHES
2

Caution Concerning Forward-Looking Statements
This communication contains "forward-looking" statements as
that term is defined in Section 27A of the Securities Act of
1933, as amended, and Section 21E of the Securities Exchange
Act of 1934, as amended by the Private Securities Litigation
Reform Act of 1995, including statements regarding the
proposed transaction between GE and Baker Hughes.All
statements, other than historical facts, including
statements regarding the expected timing and structure of
the proposed transaction; the ability of the parties to
complete the proposed transaction considering the various
closing conditions; the expected benefits of the proposed
transaction such as improved operations, enhanced revenues
and cash flow, synergies, growth potential, market profile,
customers' business plans and financial strength; the
competitive ability and position of the combined company
following completion of the proposed transaction, including
the projected impact on GE's earnings per share; oil and
natural gas market conditions; costs and availability of
resources; legal, economic and regulatory conditions; and
any assumptions underlying any of the foregoing, are
forward-looking statements.Forward-looking statements
concern future circumstances and results and other
statements that are not historical facts and are sometimes
identified by the words "may," "will," "should,"
"potential," "intend," "expect," "endeavor," "seek,"
"anticipate," "estimate," "overestimate," "underestimate,"
"believe," "could," "project," "predict," "continue,"
"target" or other similar words or
expressions.Forward-looking statements are based upon
current plans, estimates and expectations that are subject
to risks, uncertainties and assumptions.Should one or more
of these risks or uncertainties materialize, or should
underlying assumptions prove incorrect, actual results may
vary materially from thoseindicated or anticipated by such
forward-looking statements.The inclusion of such statements
should not be regarded as a representation that such plans,
estimates or expectations will be achieved.Important factors that could cause actual results to differ materially from
such plans, estimates or expectations include, among others,
(1)that one or more closing conditions to the transaction,
including certain regulatory approvals, may not be satisfied or waived, on a timely basis or otherwise, including that a
governmental entity may prohibit, delay or refuse to grant
approval for the consummation of the proposed transaction,
may require conditions, limitations or restrictions in
connection with such approvals or that the required approval by the stockholders of Baker Hughes may not be obtained;
(2)the risk that the proposed transaction may not be
completed in the time frame expected by GE or Baker Hughes,
or at all; (3)unexpected costs, charges or expenses
resulting from the proposed transaction; (4)uncertainty of
the expected financial performance of the combined company
following completion of the proposed transaction; (5)failure to realize the anticipated benefits of the proposed
transaction, including as a result of delay in completing
the proposed transaction or integrating the businesses of
GE, Baker Hughes and Newco; (6)the ability of the combined
company to implement its business strategy; (7)difficulties
and delays in achieving revenue and cost synergies of the
combined company; (8)inability to retain and hire key
personnel; (9)the occurrence of any event that could give
rise to termination of the proposed transaction; (10)the
risk that stockholder litigation in connection with the
proposed transaction or other settlements or investigations
may affect the timing or occurrence of the contemplated
merger or result in significant costs of defense,
indemnification andliability; (11)evolving legal, regulatory and tax regimes; (12)changes in general economic and/or
industry specific conditions, including oil price changes;
(13)actionsby third parties, including government agencies;
and (14) other risk factors as detailed from time to time in
GE's and Baker Hughes' reports filed with the SEC, including
GE's and Baker Hughes' annual report on Form 10-K, periodic
quarterly reports on Form 10-Q, periodic current reports on
Form 8-K and other documents filed with the SEC.The
foregoing list of important factors is not exclusive. Any
forward-looking statements speak only as of the date of this
communication.Neither GE nor Baker Hughes undertakes any
obligation to update any forward-looking statements, whether as a result of new information or development, future events or otherwise, except as required by law.Readers are
cautioned not to place undue reliance on any of these
forward-looking statements.

A compelling, transformational combination
,,I
The best partner to Oil & Gas customersiK offering solutions based on complementary equipment & services technology
across the full spectrum of the oil and gas value chain ,,I
More innovative solutions to market faster and more cost
effectivelyiK Baker Hughesi? leading products and services
with GE Oil & Gas highly differentiated manufacturing
capabilities ,,I
Best-in class physical + digital technologyiK combine Baker
Hughes domain expertise, technology and culture of
innovation with GE Store and GE industry-leading Digital
Platform ,,I
Value creation for customers and shareholdersiK positioned
to weather short-term volatility and participate in industry upcycle

Impact for Baker Hughes shareholders
,,I
Ongoing ownership in a stronger, more competitive business
,,I
Cash dividend of $17.50 per share equal to 30%+ of undisturbed share price
,,I
Participation in substantial value creation through synergies
,,I
Revenue growth driven by increased customer touch points

Deal overview

1. Merge GE Oil & Gas with Baker Hughes … GE owns 62.5%, new Baker Hughes owns 37.5%
   + *Create new, publicly traded company with separate investor base*
   + *GE to contribute $7.4B to fund cash dividend to Baker Hughes shareholders upfront*
   + *Close expected mid-2017 … ~$.04 accretive to GE EPS in 2018*

2. Combination of GE Oil & Gas & Baker Hughes establishes a new industry leader
   + *2x scale, complementary capabilities, more diversified*
   + *Can weather the cycle in short term & over time; significantly levered to recovery*

3. Platform is positioned to deliver substantial customer value
   + *Technical solutions → productivity*
   + *Best digital platform*
   + *Global execution*

4. Synergy opportunity is substantial … cost and revenue
   + *~$1.6B synergies (~$1.2B cost & ~$0.4B revenue)*

5. Disciplined capital allocation … O&G long-term fit for GE
   + *Essential industry & fits GE Store*

6. Efficient transaction structure using like-for-like equity with modest cash outlay including disposition proceeds

6

Transaction overview … the “new” Baker Hughes



Shareholders
$17.50/sh
dividend
100%
62.5%
Newco, Inc.
(NYSE listed)
37.5%
$7.4B
cash
Baker Hughes, a GE company
(operating partnership)
GE Oil & Gas
+ $7.4B cash

- Merge GE Oil & Gas with Baker Hughes … GE owns 62.5%, new Baker Hughes owns 37.5% through partnership structure
- Publicly traded company with separate investor base; robust minority protections
- Ownership interest & voting aligned
- GE to contribute $7.4B to fund cash dividend, Baker Hughes distributes $17.50 per share dividend to shareholders
- Baker Hughes shareholders receive dividend & 37.5% equity of stronger business
- Blended leadership team
- 9 member Board … 5 appointed by GE, 4 by Baker Hughes, including M. Craighead

A win for GE & Baker Hughes shareholders … creating long-term value

7

Right time in cycle iK strong long-term fundamentals
Factors driving industry
Oil
iENAM unconventionals~25% E&P spend
iENew fields emerging in international onshore
iESubsea & offshore required
2015
2025F
~4.0
Existing
production
New
supply
Existing
production
Gas
iEGas ,,(acute accent)~1.5% to 2040
iELNG growing 2-3x faster
iENAM long-term, low cost source
(MBOE/D)
(BCM/Y)
Customer expectations
Transaction assumes slow recovery iK$45-60/bblthrough 2019
1
Increasing requirements for solutions offering
2
Focusing on cost savings & standardization
3
Driving efficiency & productivity with digital
4
Capex to opexswitch
3.5
Demand102+ MBOE/D
~1% CAGR
Demand4.0+ BCM/Y
~2% CAGR
~20% decline
Source: GE O&G analysis based on IEA, EIA, Rystad, The ICE
2015
2025F
95
~102
Existing
production
New
supply
Existing
production
~20% decline

9
Integrated digitally-enabled offerings
to set new standards for the oil & gas industry
Creating a productivity leader in Oil & Gas
The most advanced service technology company
The leader in
O&G technology equipment
+
~70,000 employees
~$34B revenue '20F

The GE Store

IN GE, EVERY BUSINESS CAN SHARE & ACCESS THE SAME TECHNOLOGY, MARKETS, STRUCTURE & INTELLECT. GOVERNED BY CULTURE & SIMPLIFICATION.

- ✓ **GE Store principle:**
  - Contribute
  - Crowdsource
  - Collaborate
- ✓ **Insourced components:**
  - Alternators and computational fluid dynamics from Aviation
  - Turbine technology from Oil & Gas + Marine to Transportation
  - Ceramic Matrix Composites (CMCs), from Oil & Gas to Aviation
  - And more ...
- ✓ **Cross-industry technology**

Supported by GE Capital:

- **Financing infrastructure investments**



POWER
Combustion science and services, installed base
AVIATION
Advanced materials, manufacturing, and engineering productivity
ENERGY CONNECTIONS
Electrification, controls and power conversion technology
HEALTHCARE
Diagnostics technology—a first-mover and anchor in growth markets
GLOBAL GROWTH ORGANIZATION
GLOBAL RESEARCH
CULTURE & SIMPLIFICATION
GE DIGITAL
GE CAPITAL
RENEWABLE ENERGY
Sustainable power systems and storage
LIGHTING
LED is gateway to energy efficiency
OIL & GAS
Services and technology—a first-mover in growth regions
TRANSPORTATION
Engine technology and localization in growth regions

BAKER HUGHES 10

Creating an industry leader

Baker Hughes, a GE company

2020F outlook

(Proforma financials, $ in billions)


~$34
~23% EBITDA margin
~$8
Revenue
EBITDA

- ✓ ~$1.6B synergies
  - ~$1.2B cost, ~$0.4B revenue

A stronger company

1. Complete fullstream portfolio
2. Complementary technology ... with opportunity to leverage GE Store
3. Solutions-based offerings & services for customers
4. Robust synergy opportunities
5. Predix platform to enable digital capabilities

A better company together ... servicing customers

12

1 Strong complementary portfolio … ability to go fullstream

GE Oil & Gas

	Business segments (% '15 revenue)	Market position
	**Surface (13%)** *Artificial lift (ESP & RLS), surface wellheads, downhole tools, logging services*	Meaningful footprint
	**Subsea Systems & Drilling (26%)** *Trees and wellheads, power & processing, manifolds, risers, BOPs and drilling systems*	Top 3 in segment
	**Turbomachinery Solutions (33%)** *Gas turbines, compressors, modular LNG, turboexpanders, heat exchangers*	Top 3 in segment
	**Downstream Technology (14%)** *Steam turbines, recip. compressors, pumps, valves and fuel gas systems*	Meaningful footprint
	**Digital Solutions (14%)** *Monitoring, inspection, measurement equipment & services*	Top 3 in segment

Baker Hughes

	Business segments (% '15 revenue)	Market position
	**Advanced Drilling Services (24%)** *Directional drilling, measurement and logging while drilling, drilling bits and fluids*	Top 3 in segment
	**Logging & Evaluation (6%)** *Wireline & surface logging, reservoir / core analysis, geoscience & seismic services*	Top 3 in segment
	**Completions Systems (40%)** *Well construction, completion equipment, wellbore intervention, pressure pumping*	Top 3 in segment
	**Production Optimization (22%)** *Artificial lift (ESP, gas lift, progressing cavity pump), chemicals, intelligent production sys.*	Top 3 in segment
	**Industrial Services (8%)** *Processing and pipeline services*	Meaningful footprint

● Top 3 in segment
◐ Meaningful footprint
○ Limited presence

BAKER HUGHES

13

Strong competitive scope and value proposition across the industry

$XB	Industry spend '15
%	Newco presence

UPSTREAM	MIDSTREAM	DOWNSTREAM
FIND AND PRODUCE HYDROCARBONS	TRANSPORT HYDROCARBO[NS]	PROCESS AND MARKET PRODU[CTS]
~$600B	~$100B	~$100B
~60%	~30%	~10%



Drilling & evaluation
Completion & production

Production & surface equipment
Subsea & drilling systems

LNG and pipeline solutions

Refinery & petrochemical solutions

Powered by the GE Store



Imaging & Sensors

Electrical Technologies

Software Sciences & Analytics

PREDIX

Materials

Advanced Manufacturing

Computational Fluid Dynamics

Fullstream combination with GE Store providing best-in-class productivity solutions to customers

BAKER HUGHES
14

Combined portfolio matches oil field service leaders

($ in billions)

Stage	Segment	2016 Segment Size	GE + Baker Hughes	Schlumberger	Halliburton	Weatherford
Exploration / Early Stages	Geophysical Equipment Services	~$7	○	●	◐	-
Drilling	Drill Bits	~$52	●	●	●	-
	Downhole Drilling Tools		◐	◐	-	●
	Solids Control & Waste Mgmt.		◐	●	●	-
	Drilling & Completion Fluids		●	●	●	-
	Land Contract Drilling		-	◐	-	○
	Rig Equipment		◐	●	-	○
	Drilling Services		●	●	●	◐
	Casing & Tubing and Cementing Services		●	●	●	◐
Completions	Coiled Tubing Services	~$41	●	●	●	○
	Completion Equipment & Services		●	◐	●	●
	Hydraulic Fracturing		●	●	●	◐
	Production Testing		-	●	●	○
	Surface Equipment		●	●	○	○
	Rental & Fishing Services		◐	◐	-	●
	Wireline Logging		●	●	●	◐
Production	Subsea Equipment	~$33	●	●	-	-
	Artificial Lift		●	●	○	●
	Specialty Chemicals		●	◐	◐	-
	Upstream turbomachinery*		●	-	-	-
Mid-/ Down-stream	Pipeline*	~$22	●	-	-	-
	LNG liquefaction*		●	-	-	-
	Downstream & Process Equip.*		◐	◐	○	-
	Total 2016 revenue		**$24**	**$29**	**$16**	**$6**

● Top 3 in segment ◐ Meaningful footprint
○ Limited presence * GE management estimate

Source: Spears OMR October 2016, Quest, ThomsonEikon estimates
Note: market segment analysis excludes $10B market for Digital Solutions across up-/mid-/downstream and other industries

15

Complementary capabilities
Balanced portfolio
,,I
Largest O&G equipment provider
,,I
Full value chain exposure (UpstreamiVmidstream-downstream)
GE Store
,,I
Materials & modeling
,,I
Digital thread
,,I
Global reach / strong balance sheet
Manufacturing excellence
,,I
Best-in-class processes
,,I
Advanced / virtual mfg. capabilities
Services capabilities
,,I
Established global infrastructure
,,I
Complete upstream offering
Advanced products
,,I
Robust portfolio iK offshore&complex reservoir solutions
,,I
Strong development capabilities
Integrated project management
,,I
Customer interaction through out life of field
,,I
Reservoir understanding
Common Technology DNA
Combination creates an industry differentiated solutions
provider iK ability to better,more efficiently serve our
customers Breadth of portfolio
Geographic presence
Efficiency of operations
New business models
2

Baker Hughes + GE Store ... future of drilling

AutoTrak™: 100MM+ ft. drilled ... record 13,574 ft. in one run in 3Q '16 in NAM

Technology injection for drilling	Benefits
+ **Battery technology →** Downhole batteries	✓ Increased rate of penetration ... *drill faster*
+ **GE Healthcare technology →** Advanced sensor analytics (i.e. NMR, acoustics)	✓ Increasing tool performance ... *drill more efficiently*
+ **Systems modeling & integration →** shorter BHA (From 65' to 30')	✓ Increasing longevity & overall utilization
+ **Fluid mechanics science →** Downhole power generation	✓ Better wellbore trajectory
+ **Material science →** Corrosion resistant BHA	✓ HP/HT capabilities to ensure durability
+ **Bit composite encapsulated sensors →** Accurate well placement	✓ Real-time analytics and data visibility
	✓ Technology enhancements & adv. manufacturing ... cost out



Baker Hughes best-in-class drilling system enhanced by GE technology

17

18
Onshore completion & production
Offshore completion & production
Evaluation & drilling
Mid & downstream
,,I
Subsea infrastructure: x-trees, manifolds, processing
,,I
Well access & control
,,I
Infrastructure maintenance
,,I
Rotating equip. for offshore
,,I
Subsurface construction
,,I
Well intervention
,,I
Stimulation
,,I
Artificial lift
,,I
Chemicals
,,I
Surface wellheads
,,I
Artificial lift
,,I
Oilfield power
,,I
Pumps & compression
,,I
Subsurface construction
,,I
Well intervention
,,I
Stimulation
,,I
Artificial lift
,,I
Chemicals
,,I
Compression: LNG and pipeline
,,I
Power generation
,,I
Measurement & control
,,I
Gas distribution
,,I
Valves and flow technology
,,I
Digital: asset optimization
,,I
Chemicals
,,I
Well access & control: IWOCS and BOPs
,,I
Drilling tools
,,I
Wireline tools
,,I
Advanced drilling
,,I
Drilling support: bits, fluids
,,I
Wireline logging
,,I
Subsurface software
,,I
Reservoir sampling & analysis
CAPEX
OPEX
3
Integrated solutions across the value chain

Great customers across all segments
Top GE Oil & Gas customers
Top Baker Hughes customers
Opportunity
+
End-to-end integrated customer solutions
+
Broad portfolio offering
+
Reliable long-term partner
+
Digitize assets & oilfields
+
New technology introduction
+
Global capabilities
+
New business models
Providing customers productivity solutions across the value
chain

4 Robust synergy opportunity


~$26B
~$1.2B
~4.5% cost out
2020F spend
Cost synergies

Cost synergy timing		
2018F	**2019F**	**2020F**
~$0.6B	~$1.0B	~$1.2B

	Drivers	$MM
1	Sourcing/procurement improvements - Material deflation through combined buy	~$400
2	Manufacturing & service footprint rationalization - Consolidate properties across extensive footprint	~$200
3	Process optimization - Advanced manufacturing & digital condition-based maintenance	~$200
4	SG&A consolidation - Right-size back office, eliminate duplication	~$400
5	Revenue synergies - Enhanced ability to deliver integrated solutions, address greater scope of projects	~$400

Experienced teams … have successfully managed downturn

BAKER HUGHES

20

Cost synergy examples

Structural savings

Manufacturing & service optimization

1 Facilities rationalization

BHI		GE
660	+	560

~25% facility overlap ... consolidation opportunity

2 Material deflation

- Supplier rationalization + volume leverage
- Standardization + demand management

Functional support consolidation

- Process harmonization
- Simplification
- Duplication removal
- Integration

Product cost out

Legacy of manufacturing excellence: acquisition example ... 50% reduction in rod-lift unit cost

- BCC sourcing
- Design changes
- Logistics commonality

Simplification


From: 190+
Unique Units
To:
21
Legacy
Redesigned

Enhancements through digital thread: Brilliant Factories ... 30% reduction in lead time


Programming & Simulation
From machining (800+ tools)
to Laser scanning (700+ holes/unit)
10+ Technologies
From 5 axis EDM to Laser Weld
Predictive approach
w/ data collection & software
Drawing Simplification
20+ people
-30%
Automatic Line w/ Robots
(set-up time reduction)

BAKER HUGHES

21

Petro-economies looking for integrated capabilities
+
Reservoirs in harsher environments & more remote locations
+
Project size and complexity is increasing
+
Lack of established infrastructure ... power generation
+
Buying preference toward productive solutions ... simpler
supply chain to gain lowest cost per barrel +
Significant pipeline of identifiable projects to be developed
Africa subcontinental -onshore
-
Remote area
-
Limited infrastructure ... investment beyond E&P
-
Lack of local work force
West Africa -offshore
-
Stranded gas ... monetization during field development
-
Ultra-deepwaterwells
-
Connection to onshore power plants
Brazil -offshore
-
Complex, multi-prospect discovery
-
Early production system during reservoir evaluation
-
Concept hinges on FPSO
Examples
Unique offering ... Newco + GE Store, capabilities from
molecule to megawatt

5 Winning in Digital

GE Store Digital capabilities

PREDIX

Digital Thread



Physics
+
Analytics

Digital Twin



Applications

- Asset Performance Management
- Brilliant Factory
- Intelligent Environments
- Operations & Process Optimization
- Production Optimization

Oil & Gas applications

Oil & Gas Ecosystem

MACHINE & EQUIPMENT HEALTH	Securely Connect Equipment	High Probability of Detection	Data-Rich Actionable Insights
RELIABILITY MANAGEMENT	Confidence Around Best Outcomes	Identify Emerging Problems	Collaboration
MAINTENANCE OPTIMIZATION	Balance Performance & Reliability	Optimize Maintenance	Maintenance Strategy

From molecule to power generation
The power data coming to O&G to drive improved customer outcomes

Becoming the Digital Industrial standard within the industry … driving integrated customer outcomes

BAKER HUGHES

23

Financial outlook

($ in billions)

Proforma financials

Revenue


~$24-a)
~$14
~$28
~$34
2H'17F
'18F
'20F

	2H'17F	'18F	'20F
EBITDA%	~8%	~18%	~23%
FCF	~$0.5B	~$1.7B	~$3.6B

Assumptions

- Assume $45-60/bbl oil price through 2019; slow recovery to $60 in 2019
- ~$1.2B cost synergies by '20 ... ~4.5% of cost
- ~$0.4B revenue synergies by '20 ... +1% share
- No additional debt for Baker Hughes
- Baker Hughes ~60% of '14 peak EBITDA in '20

Value creation for investors

+ Creating an unparalleled fullstream digital industrial service company for the industry
+ Brings together two leading industry players with deep history of technical innovation
+ Capability to provide integrated solutions for customers
+ Best-in class physical & digital technology ... supported by the GE Store
+ Robust synergy opportunities
+ Better positioned to navigate cycles
+ Significant value creation opportunity for investors

(a- Based on '17F analyst consensus

BAKER HUGHES

24

Impact for GE

Deal valuation and funding

($ in billions)

Valuation

BHI/GE partnership

GE contributes …

✓ 100% of GE Oil & Gas

✓ $7.4B of cash

→ **62.5%**

Baker Hughes contributes …

✓ 100% of Baker Hughes

→ **37.5%**

Synergies

NPV of synergies ~$13.7B

✓ BHI shareholders ~$5.1B

✓ GE shareholders ~$8.6B

GE cash outlay



$7.4B
Debt-funded

- $7.4B borrowing from GE Capital … leveraging excess debt at no incremental cost to GE through '19
- $7.4B is part of leverage capacity
- No GE rating impact

26

GE earnings impact & valuation
GE EPS impact
~$(.02)
~$.04
~$.08
'17F
'18F
'20F
o
Expect mid-year 2017 close ... 2017 minimal synergies + purchase accounting
o
~$1.6B of synergies by 2020 ... ~75% cost, ~25% revenue
o
Baker Hughes achieves ~60% of 2014 peak earnings in 2020
o
Free cash flow conversion ~90% by 2020; incremental ~$1B FCF by 2019
EPS accretive in 2018 + long-term value creation
Deal valuation
IRR
CFRR > 10%
NPV of synergies
EBITDA multiple-a)
Synergized multiple-b)
> 15%
Yr. 5
$13.7B
11.0x
6.7x
(a-BHI TEV in transaction / BHI 2018 consensus EBITDA
(b-BHI TEV in transaction / (BHI 2018 consensus EBITDAplus run rate synergies)

Capital allocation
,,I
No change to capital allocation strategy
+
Sustain an attractive dividend iK yield > peers
+
GE Capital dividends through 2018 allocated to buyback
+
Continue organic investment in P&E, R&D, global, digital, pension
+
Disciplined M&A iK improve competitive position, returns >15%
Capital allocation strategy unchanged
,,I
Transaction funded within leverage capacity
,,I
Plan to sell GE Water
+Running process with potential buyers iK targeting mid-2017 close
+Industry leader in technology, products, and services
+Gain will fund restructuring & integration costs for BHI deal iK up to
$1B excess gain to fund core GE restructuring

+
Creating an unparalleled fullstreamdigital industrial
service company for the industry
+
Brings together two leading industry players with deep
history of technical innovation +
Capability to provide integrated solutions for customers
+
Best-in class physical & digital technology ... supported by the GE Store
+
Global reach with operations in ~120 countries
+
Provides for significant synergy opportunities
+
Better positioned to navigate industry cycles
Baker Hughes, a GE company
Molecule to megawatt ... significant value creation for investors

GE is uniquely positioned
Premium Industrial businesses
+Essential... builds, powers, moves, cures
+Valuable... foundation of GE Store
Leadership in analytics & SW for assets
Leadership in next generation manufacturing
Leading today
Tomorrow
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New levels of productivity for GE, our customers & the world
Baker Hughes, a GE Company
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Builds leader in essential industry
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Enhances digital capability
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Leverages the GE Store
Strategic value
Financial value
~$.04
~$.08
'18F
'20F
(GE EPS impact)

Baker Hughes, a GE Company